BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008

                                   March 6, 1996







Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Teledyne Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosure




             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                      Teledyne, Inc.
            __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________
                _ TITLE OF CLASS OF SECURITIES
                          87933510
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  87933510                Page 1 of 6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Variable Inc. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable are New York corporations.

NUMBER OF     5. SOLE VOTING POWER
SHARES

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING

PERSON        8. SHARED DISPOSITIVE POWER
WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [ ]

CUSIP No.   87933510         Page 2 of 6 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable Inc. - IC


CUSIP No.  87933510         Page 3 of 5 Pages


Item 1(a)      NAME OF ISSUER:

                       Teledyne Inc.


Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
               OFFICES:

                   2049 Century Park East
                Los Angeles, CA  90067-3101

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiaries, Bankers Trust
          Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Variable Inc.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
          Company (as Trustee for various trusts and employee benefit plans, and investment advisor)and BT Variable Inc. are incorporated in the State of New York with its principal business office located in New York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($1.00 par value) of Teledyne, Inc.

Item 2(e)    CUSIP NUMBER: 87933510

CUSIP No.   87933510      Page 4 of 6 Pages

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

     (c)  [X] Insurance Company as defined in Section 3(a)
          (19) of the Act.

Item 4         OWNERSHIP:

     As of December 31, 1995:

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

     (c) Number of shares as to which the Bank has:
         (i)  sole power to vote or to direct the
                vote -

        (ii)  shared power to vote or to direct the
                vote -

       (iii)  sole power to dispose or to direct the
                disposition of -

        (iv)  shared power to dispose or to direct
                the disposition of -


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

                  Not applicable.


CUSIP No.  87933510            Page 5 of 6 Pages


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

                    Not Applicable.

Item 10   CERTIFICATION:

                    Note Applicable.

CUSIP No.                    Page 6 of 6 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.
     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary



                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company